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                                                              EXHIBIT 99.(a)(10)

FOR IMMEDIATE RELEASE:

        BODYCOTE ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING
           PERIOD RELATING TO THE ACQUISITION OF LINDBERG CORPORATION

      December 22, 2000, Cheshire, England -- Bodycote International plc (LSE:BOY) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder relating to Bodycote's proposed acquisition of Lindberg Corporation (NASDAQ:LIND) was terminated on December 22, 2000. The tender offer for all the outstanding shares of common stock and the associated share purchase rights of Lindberg Corporation for $18.125 per share in cash is currently scheduled to expire at midnight, New York City time, on January 17, 2001.

      Bodycote operates in the field of materials technology and metal processing, with principal areas of operation including heat treatment, hot isostatic pressing, materials testing and metallurgical coatings. Bodycote's heat treatment division currently has 119 plants in 16 countries around the world, of which 22 are in North America. The division has benefited from the growth in the commercial heat treatment market in the UK and the rest of Europe.

      Lindberg is the largest commercial heat treater in North America, with operations in the United States and in Mexico. Lindberg serves more than 10,000 customers in a range of industries including: aerospace, automotive, oil field equipment, consumer products, agricultural equipment, heavy truck, construction, defense and machine tool markets.

Contacts:   Bodycote International plc,
            Martyn Wilton, 978-470-1620
            John Hubbard, 214-904-2420